Exhibit n.5

November 16, 2012

Jonathan D. Roybal

Global Venture Capital Services

VentureSource / FIS / Dow Jones & Co.

201 California Street, 10th Floor

San Francisco, CA 94111

Dear Jonathan,

Hercules would like the consent of VentureSource/Dow Jones to use the following paragraphs in our upcoming Filing. If acceptable, please sign and fax to me at 650.473.9194

Thank you,

Wendee Wasserman

Unfulfilled Demand for Structured Debt Financing to Technology-Related Companies.

Private debt capital in the form of structured debt financing from specialty finance companies continues to be an important source of funding for technology-related companies. We believe that the level of demand for structured debt financing is a function of the level of annual venture equity investment activity. In the first nine months of 2012, venture capital-backed companies received, in approximately 2,525 transactions, equity financing in an aggregate amount of approximately $22.8 billion, as reported by Dow Jones VentureSource. In addition, overall, the median round size during the three-month period ended September 30, 2012 was approximately$3.7 million. We believe the number of venture-backed companies receiving financing provides us an opportunity to provide debt financing to these companies. Overall, seed- and first-round deals made up 48% of the deal flow, and later-stage deals made up roughly 52% of the deal flow in the nine-months ended September 30, 2012.

/S/ Jonathan Roybal	Jonathan D. Roybal, Global Venture Capital Service

November 16, 2012	Date

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